February 14, 2006
Via EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	H. Roger Schwall Assistant Director Division of Corporation Finance

Re:	Cleveland-Cliffs Inc Post-effective Amendment No. 1 on Form S-1, Registration No. 333-131424

Ladies and Gentlemen:
     In accordance with Rule 477 promulgated under the Securities Act of 1933, Cleveland-Cliffs Inc (the “Company”) hereby requests that the Company’s Registration Statement on Form S-1, File No. 333-131424 (the “Registration Statement”), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because it was erroneously filed under the wrong registration statement number. The Company will separately file a post-effective amendment to its original Registration Statement on Form S-3, File No. 333-113252, to deregister the securities unsold thereunder.
     Should you have any further questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (216) 694-5446 or Jason Oblander at (216) 586-7461.

Sincerely, CLEVELAND-CLIFFS INC
By:	/s/ George W. Hawk, Jr.
George W. Hawk, Jr.
Corporate Counsel and Secretary